The information in this pricing supplement is not complete and may be changed

Filed Pursuant to Rule 424(b)(2)

File Number 333-126811

Subject to Completion

Preliminary Pricing Supplement dated June [●], 2006

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$[●]

BARCLAYS BANK PLC

100% Principal Protected Digital Bear Notes due [●], 2008

Linked to the Performance of the PHLX Housing SectorSM Index

Medium-Term Notes, Series A, No. [●]

Issuer:	Barclays Bank PLC.

Trade Date:	[●], 2006.

Issue Date:	[●], 2006.

Valuation Date:	[●], 2008.

Maturity Date:	[●], 2008.

Coupon:	We will not pay you interest during the term of the Notes.

Underlying Index:	PHLX Housing SectorSM Index (the “Index”).

Sponsor	Philadelphia Stock Exchange, Inc.

Payment at Maturity:	If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1) if the final index level is greater than or equal to the initial index level, you will receive the principal amount of your Notes; or

(2) if the final index level is less than the initial index level, you will receive 115% of the principal amount of your Notes.

The return on your Notes therefore will be positive only if the final index level is less than the initial index level. Furthermore, the potential return on your investment is limited to 15%.

Initial Index Level:	[●], which was the closing index level on the trade date.

Final Index Level:	The closing index level on the valuation date, subject to adjustment as described in this pricing supplement.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC.

CUSIP Number and ISIN:	[●] and [●].

See “ Risk Factors” beginning on page PS-6 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	[●]%	[●]%
Total	$[●]	$[●]	$[●]

Barclays Capital

Pricing Supplement dated [●], 2006

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-6
THE INDEX	PS-10
VALUATION OF THE NOTES	PS-12
SPECIFIC TERMS OF THE NOTES	PS-12
USE OF PROCEEDS AND HEDGING	PS-16
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-16

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY OF SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What is the Index?

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What is the Index?

According to publicly available information, the Sponsor publishes information about the Index. The Index is a modified capitalization-weighted index composed of 20 companies whose primary lines of business are directly associated with the United States housing construction market. The Index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index was set to an initial value of 250 on January 2, 2002 and is currently available on the Bloomberg page “HGX” <INDEX>. For a more detailed description of the Index, see “The Index” below.

What are the Notes and how do they work?

The Notes are medium-term notes that are uncollateralized debt securities and are linked inversely to the performance of the Index. The Notes will be issued in principal amounts of $1,000.

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1)	if the final index level is greater than or equal to the initial index level, you will receive the principal amount of your Notes; or

(2)	if the final index level is less than the initial index level, you will receive 115% of the principal amount of your Notes.

The return on your Notes therefore will be positive only if the final index level is less than the initial index level. Furthermore, the potential return on your investment is limited to 15%.

You will receive at least the full principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Index. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “– How do the Notes perform at maturity? – Hypothetical Examples” below and “Specific Terms of the Notes” in this pricing supplement.

What are some of the risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Equity Market Risk – The return on the Notes is linked inversely to the performance of the Index. The value of the securities underlying the Index (the “index constituent stocks”) may change unpredictably, affecting the level of the Index and therefore affecting the value of your Notes in unforeseeable ways.

•	Appreciation Potential is Limited – The payment at maturity is subject to a cap (or maximum) equal to 115% of the principal amount of your Notes. This means that the return on your investment in the Notes is limited to 15% if you hold your Notes to maturity. Therefore, the return on your investment in the Notes may not perform as well as a direct short investment in the Index or the index constituent stocks.

•	No Interest or Dividend Payments – You will not receive any periodic interest payments on the Notes, and you will not receive any dividend payments or other distributions on the index constituent stocks. The Index is a price return index, which means the Index does not reflect the payment or reinvestment of dividends on the index constituent stocks.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	There May Be Little or No Secondary Market for the Notes – We do not plan to apply to list the Notes on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is this the right investment for you?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in equity securities prices in general and the level of the Index in particular.

•	You want exposure to stocks whose earnings are correlated with the United States housing sector.

•	You believe the level of the Index will decrease during the term of the Notes and that such decrease is unlikely to exceed 15%.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked inversely to the performance of the Index.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in equity securities prices in general and the level of the Index in particular.

•	You do not want exposure to stocks whose earnings are correlated with the United States housing sector.

•	You believe the level of the Index will increase during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

What are the tax consequences?

We intend to treat the Notes as contingent payment debt instruments for federal income tax purposes. Therefore, a U.S. Holder of a Note will be required to include original issue discount in gross income over the term of the Note even though no cash payments will be made with respect to the Notes until maturity. The amount of original issue discount includible in each year is based on the “comparable yield.” In addition, we will compute a “projected payment schedule” that produces the comparable yield. If the amount we actually pay at maturity is, in fact, less than the amount reflected on the projected payment schedule, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

How do the Notes perform at maturity?

Set forth below is an explanation of how to calculate the payment on the Notes at maturity.

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1)	if the final index level is greater than or equal to the initial index level, you will receive the principal amount of your Notes; or

(2)	if the final index level is less than the initial index level, you will receive 115% of the principal amount of your Notes.

The return on your Notes therefore will be positive only if the final index level is less than the initial index level. You will not receive less than the full principal amount of the Notes if you hold the Notes to maturity; however, the potential return on your investment is limited to 15%.

Hypothetical Examples

The following examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index relative to the initial index level. We cannot predict the final index level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial index level used in the illustrations below is not the actual initial index level. You should not take these examples or the data included in the charts contained in “The Index” below as an indication or assurance of the expected performance of the Index.

Assumptions:

Initial Index Level	Principal Amount
250.00	$1,000.00

Example 1: the final index level is less than the initial index level, and the percentage change in the level of the Index during the term of the Notes is -20%:

Final Index Level	Percentage Change in Index	Payment at Maturity	Return on Principal
200.00	-20.00%	$1,150.00	15.00%

In this case, the final index level is less than the initial index level, and the percentage change in the level of the Index is -20%. Because the Notes are subject to a maximum return of 15% on the principal amount, however, you would receive $1,150 at maturity.

Example 2: the final index level is less than the initial index level, and the percentage change in the level of the Index during the term of the Notes is -2%:

Final Index Level	Percentage Change in Index	Payment at Maturity	Return on Principal
245.00	-2.00%	$1,150.00	15.00%

In this case, the final index level is less than the initial index level and the percentage change in the level of the Index is -2%. Since you will receive 115% of the principal amount of your Notes whenever the final index level is less than the initial index level, the resulting return in this example would be 15%.

Example 3: the final index level is greater than the initial index level, and the percentage change in the level of the Index during the term of the Notes is 5%:

Final Index Level	Percentage Change in Index	Payment at Maturity	Return on Principal
262.50	5.00%	$1,000.00	0.00%

In this case, the final index level is greater than the initial index level, and the percentage change in the level of the Index is 5%. Since you will receive the principal amount of your Notes whenever the final index level is greater than or equal to the initial index level, the resulting return in this example would be 0%.

Return Profile at Maturity

The table set forth below shows the hypothetical return of a $1,000 investment in the Notes based upon returns on the Index that range from 100% depreciation to 100% appreciation from the initial index level. These hypothetical returns assume that the initial index level was 250.00. The following table is provided for illustration purposes only and is hypothetical. The assumptions we have made in connection with the table set forth below may not reflect actual events, and the hypothetical initial index level used in the table below is not the actual initial index level. You should not take the data included in the table below as an indication or assurance of the expected performance of the Index.

Final Index Level	% Appreciation/Depreciation of Index	Payment at Maturity	Return on Principal
500.00	100%	$1,000.00	0%
487.50	95%	$1,000.00	0%
475.00	90%	$1,000.00	0%
462.50	85%	$1,000.00	0%
450.00	80%	$1,000.00	0%
437.50	75%	$1,000.00	0%
425.00	70%	$1,000.00	0%
412.50	65%	$1,000.00	0%
400.00	60%	$1,000.00	0%
387.50	55%	$1,000.00	0%
375.00	50%	$1,000.00	0%
362.50	45%	$1,000.00	0%
350.00	40%	$1,000.00	0%
337.50	35%	$1,000.00	0%
325.00	30%	$1,000.00	0%
312.50	25%	$1,000.00	0%
300.00	20%	$1,000.00	0%
287.50	15%	$1,000.00	0%
275.00	10%	$1,000.00	0%
262.50	5%	$1,000.00	0%
250.00	0%	$1,000.00	0%
237.50	-5%	$1,150.00	15%
225.00	-10%	$1,150.00	15%
212.50	-15%	$1,150.00	15%
200.00	-20%	$1,150.00	15%
187.50	-25%	$1,150.00	15%
175.00	-30%	$1,150.00	15%
162.50	-35%	$1,150.00	15%
150.00	-40%	$1,150.00	15%
137.50	-45%	$1,150.00	15%
125.00	-50%	$1,150.00	15%
112.50	-55%	$1,150.00	15%
100.00	-60%	$1,150.00	15%
87.50	-65%	$1,150.00	15%
75.00	-70%	$1,150.00	15%
62.50	-75%	$1,150.00	15%
50.00	-80%	$1,150.00	15%
37.50	-85%	$1,150.00	15%
25.00	-90%	$1,150.00	15%
12.50	-95%	$1,150.00	15%
0.00	-100%	$1,150.00	15%

RISK FACTORS

The Notes are unsecured obligations of Barclays Bank PLC and are not secured debt. The Notes are riskier than ordinary unsecured debt securities. The return on the Notes is linked inversely to the performance of the Index. Investing in the Notes is not equivalent to making a direct short investment in the index constituent stocks or the Index itself. See “The Index” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

Your principal is protected only if you hold your Notes to maturity.

You will receive at least the minimum payment of the full principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your potential return on the Notes at maturity is limited to 15%.

Your payment at maturity is based on the return of the Index and will represent either a 15% or 0% return on your investment. As a result, the maximum payment at maturity for each $1,000 principal amount of the Notes will be $1,150 regardless of the percentage decrease of the final index level relative to the initial index level.

You will not benefit from any decrease in the level of the Index if that decrease is not reflected in the final index level.

If the final index level is greater than or equal to the initial index level, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even if the level of the Index as of some date or dates prior to the valuation date may have been below the initial index level, because the payment at maturity will be calculated only on the basis of the closing index level on the valuation date. You should therefore be prepared to realize no return on Notes during their term.

Your yield may be lower than the yield on a standard debt security of comparable maturity.

You will not receive periodic payments of interest on the Notes as there would be on a conventional fixed-rate or floating rate debt security having the same maturity date and issuance date as the Notes. The effective yield to maturity of the Notes will therefore be less than that which would be payable on such a conventional fixed-rate or floating rate debt security. As such, the return of each Note at maturity may not compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

Your return on the Notes could be less than if you sold short the index constituent stocks.

As a holder of the Notes, the return on your Notes may not reflect the return you would have realized if you had sold short the index constituent stocks for a similar period because your potential return on the Notes is limited to 15%.

You will not have rights in the index constituent stocks.

Investing in the Notes will not make you a holder of any index constituent stock. You will not receive any dividend payments or other distributions on the index constituent stocks, and you will not have voting rights or any other rights that holders of the index constituent stocks may have.

The index constituent stocks are concentrated in only one industry.

Because all of the index constituent stocks are companies whose primary lines of business are directly associated with the United States housing construction market, the Index is less diversified than funds or portfolios investing in broader markets. As a consequence, the Notes may experience greater volatility than such funds or portfolios.

The market value of the Notes may be influenced by many unpredictable factors, including volatile prices of the index constituent stocks.

The market value of your Notes may fluctuate between the date you purchase them and the valuation date. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the level of the Index will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include:

•	the volatility of the Index;

•	the time remaining to the maturity of the Notes;

•	the supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the level of the Index; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

Historical values of the Index should not be taken as an indication of the future performance of the Index during the term of the Notes.

The actual performance of the Index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical values of the Index. As a result, it is impossible to predict whether you will earn any return on the Notes.

The Notes may not be a suitable investment for you.

The Notes may not be a suitable investment for you if you are unable or unwilling to hold the Notes to maturity; you are not willing to be exposed to fluctuations in equity securities prices in general and the level of the Index in particular; you do not want exposure to stocks whose earnings are correlated with the United States housing sector; you believe the level of the Index will increase during the term of the Notes; you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment.

Changes in our credit ratings may affect the market value of your Notes.

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Notes, and are not indicative of the market risk associated with the Notes or the Index. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Notes. However, because the return on your Notes is dependent upon certain factors in addition to our ability to pay our obligations on your Notes, an improvement in our credit ratings will not reduce the other investment risks related to your Notes.

Your return will not reflect dividends.

The amount that you will receive at maturity does not reflect the payment of dividends on the index constituent stocks since the Index is calculated by reference to the prices of the index constituent stocks without taking into consideration the value of dividends paid on those stocks. Therefore, the yield to maturity based on the methodology for calculating the payment that you will receive at maturity will not be the same yield as would be produced if such index constituent stocks were purchased and held for the same period.

Changes in interest rates are likely to affect the market value of your Notes.

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Notes will increase.

You will not receive interest payments on the Notes.

You will not receive any periodic interest payments on the Notes, and at maturity you may not receive any return in excess of the principal amount of your Notes.

There may be little or no secondary market for the Notes; sales in the secondary market may result in significant losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses. You should be willing to hold the Notes to maturity.

If the prices of the index constituent stocks change, the market value of the Notes may not change in the same manner.

The market value of the Notes may not have a direct relationship with the level of the Index or price of the index constituent stocks, and changes in the level of the Index or price of the index constituent stocks may not result in a comparable change in the market value of the Notes.

Trading and other transactions by Barclays Bank PLC or its affiliates in the index constituent stocks, futures, options, exchange-traded funds or other derivative instruments on the Index or the index constituent stocks may impair the market value of the Notes.

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing index constituent stocks, futures or options on the Index or index constituent stocks, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of index constituent stocks or the level of the Index, and we may adjust these hedges by, among other things, purchasing or selling index constituent stocks, futures, options, or exchange-traded funds or other derivative instruments with returns linked to the Index or the index constituent stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the value of the index constituent stocks and, therefore, the level of the Index or the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in index constituent stocks, futures or options on the Index or index constituent stocks, exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of the index constituent stocks or the level of the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the value of the index constituent stocks and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of such instruments. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

The policies of the Sponsor may adversely affect the value of your Notes.

The policies of the Sponsor concerning the calculation of the level of the Index and additions, deletions or substitutions of index constituent stocks could affect the value of the Index and, therefore, your payment at maturity and the market value of your Notes. The amount payable on your Note and its market value could also be affected if the Sponsor changes these policies, for example, by changing the manner in which it calculates the level of the Index, or if it discontinues or suspends calculation of the level of the Index, in which case it may become difficult to determine the amount payable at maturity or the market value of your Notes. The Sponsor is not involved in the offer of the Notes in any way and has no obligation to consider your interest as a holder of the Notes in taking any actions that might affect the value of your Notes.

Barclays Bank PLC has a non-exclusive right to use the Index.

We have been granted a non-exclusive right to use the Index and related trademarks in connection with the Notes. If we breach our obligations under the license, the Sponsor will have the right to terminate the license. If the Sponsor chooses to terminate its license agreement, we may have the right to use the Index and related trademarks in connection with the Notes until their maturity if we cure our breach within any applicable grace period for the license agreement in accordance with its terms. If we fail to cure this breach or the license agreement otherwise terminates, it may become difficult for us to determine the payment at maturity in respect of the Notes. The calculation agent in this case will determine the closing index level in its sole discretion.

Our business activities may create conflicts of interest.

As noted above, we and our affiliates expect to engage in trading activities related to the index constituent stocks, futures or options on index constituent stocks or the Index, or other derivative instruments with returns linked to the performance of index constituent stocks or the Index that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes. Moreover, we or our affiliates have published and in the future expect to publish research reports with respect to some or all of the index constituent stocks or the Index or equities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our affiliates may affect the market price of the index constituent stocks and the level of the Index and, therefore, the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

We or our affiliates may presently or from time to time engage in business with one or more of the issuers of index constituent stocks. This business may include extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, we or our affiliates may acquire non-public information relating to these companies and, in addition, one or more of our affiliates may publish research reports about these companies. We do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the issuers of index constituent stocks. Any prospective purchaser of the Notes should undertake an independent investigation of these companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the issuers of index constituent stocks does not reflect any investment or sell recommendations of Barclays Bank PLC or its affiliates.

Barclays Bank PLC and its affiliates have no affiliation with the Sponsor and are not responsible for its public disclosure of information.

We and our affiliates are not affiliated with the Sponsor in any way and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to the calculation of the Index. The Sponsor is not under any obligation to continue to calculate the Index or required to calculate any successor index. If the Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “–Adjustments to the Index” in this pricing supplement.

All disclosure in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information. You, as an investor in the Notes, should make your own investigation into the Index and the Sponsor. The Sponsor is not involved in the offer of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions that might affect the value of your Notes.

There may be potential conflicts of interest.

We and our affiliates play a variety of roles in connection with the issuance of the Notes. Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The calculation agent can postpone the determination of the final index level or the maturity date if a market disruption event occurs on the valuation date.

The determination of the final index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the valuation date. If such a postponement occurs, then the calculation agent will instead use the closing index level on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the valuation date is postponed to the last possible day, that day will nevertheless be the valuation date. If a market disruption event is occurring on the last possible valuation date, the calculation agent will make a good faith estimate in its sole discretion of the closing index level that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The calculation agent can modify the determination of the closing index level.

The method of determining the closing index level may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the calculation agent determines that the Index, or the method of calculating the Index has changed at any time in any material respect, then the calculation agent can make such adjustments to the Index or its method of calculation as it believes are appropriate to ensure that any closing index level is equitable. See “Specific Terms of the Notes – Adjustments to the Index” in this pricing supplement. Such changes could adversely affect the anticipated payment at maturity and, consequently, the value of the Notes.

THE INDEX

We have derived all information regarding the Index contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Sponsor. We do not assume any responsibility for the accuracy or completeness of such information. The Sponsor has no obligation to continue to publish the Index, and may discontinue publication of the Index.

General

The Index is designed to measure the performance of 20 companies whose primary lines of business are directly associated with the United States housing construction market. The index constituent stocks include residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index is published by the Sponsor and was set to 250 on January 2, 2002. Options on the Index commenced trading on July 12, 2002.

The Index is a modified capitalization weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the index constituent stocks, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% or more for the top five or an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting. The total capitalization of the portfolio remains the same. The following is a list of companies included in the Index, ticker symbols and respective weightings as of the open of trading on June 12, 2006:

Company	Ticker Symbol	Weighting
American Standard Companies Inc.	ASD	5.75%
Beazer Homes USA, Inc.	BZH	4.20%
Champion Enterprises, Inc.	CHB	3.92%
Centex Corporation	CTX	4.08%
D.R. Horton, Inc.	DHI	5.26%
Hovnanian Enterprises, Inc.	HOV	5.68%
KB Home	KBH	3.88%
Lennar Corporation	LEN	5.37%
Masco Corporation	MAS	8.51%
M.D.C. Holdings, Inc.	MDC	4.08%
Meritage Homes Corporation	MTH	0.95%
Pulte Homes, Inc.	PHM	5.22%
The PMI Group, Inc.	PMI	4.87%
Radian Group Inc.	RDN	3.97%
The Ryland Group, Inc.	RYL	3.04%
Standard Pacific Corp.	SPF	3.92%
Temple–Inland, Inc.	TIN	5.20%
Toll Brothers, Inc.	TOL	5.76%
Vulcan Materials Company	VMC	5.36%
Weyerhaeuser Company	WY	10.98%

The Index is rebalanced at least semi annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceeds the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the index constituent stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each index constituent stock remains fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an index constituent stock resulting in a change in share value greater than 5% or more. When the Index is adjusted between rebalancings for these events, the modified share amount of the relevant index constituent stock is adjusted, to the nearest whole share, to maintain the index constituent stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor may be adjusted to ensure that there are no changes to the level of the Index as a result of non market forces.

Neither Barclays Bank PLC nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index or any successor index.

Historical Performance

The chart below shows the split-adjusted closing index level at each month end from July 31, 2002 through May 31, 2006. The historical levels of the Index should not be taken as an indication of future performance. The closing level of the Index as of June 9, 2006 was 212.71.

Date	Index at Close
07/31/02	124.74
08/30/02	122.38
09/30/02	105.74
10/31/02	109.54
11/29/02	116.72
12/31/02	112.39
01/31/03	110.04
02/28/03	109.39
03/31/03	107.47
04/30/03	123.01
05/30/03	139.04
06/30/03	140.42
07/31/03	142.10
08/29/03	150.73
09/30/03	152.73
10/31/03	175.67
11/28/03	180.93
12/31/03	183.18
01/30/04	176.68
02/27/04	192.27
03/31/04	200.32
04/30/04	183.46
05/31/04	185.85
06/30/04	190.65
07/30/04	183.21
08/31/04	191.22
09/30/04	203.99
10/29/04	197.74
11/30/04	209.47
12/31/04	234.66
01/31/05	234.30
02/28/05	251.99
03/31/05	239.27
04/29/05	232.84
05/31/05	252.60
06/30/05	266.04
07/29/05	287.78
08/31/05	271.03
9/30/05	269.20
10/31/05	242.79
11/30/05	256.95
12/30/05	259.04
1/31/06	268.71
2/28/06	260.91
3/31/06	266.08
4/30/06	254.41
5/31/06	227.24

Source: Bloomberg Financial Services

License Agreement

The Sponsor and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by the Sponsor, in connection with securities, including the Notes.

The license agreement between the Sponsor and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

““PHLX Housing SectorSM” (the “Index”) and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. (“PHLX”) and have been licensed for use by Barclays Bank PLC (the “Licensee”).

PHLX Housing SectorSM Index (HGX) (“Index”) and the Product(s) are not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index or the Products particularly or the ability of the Index to track market performance. PHLX’s only relationship to Licensee is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to the Licensee. PHLX has no obligation to take the needs of the Licensee or the owners of the Index or the Products into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index or the Products.”

VALUATION OF THE NOTES

The market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of the index constituent stocks, economic, financial, political, regulatory, or judicial events that affect the level of the Index, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, the prospectus supplement and any relevant free writing prospectus and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Payment at Maturity

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1)	if the final index level is greater than or equal to the initial index level, you will receive the principal amount of your Notes; or

(2)	if the final index level is less than the initial index level, you will receive 115% of the principal amount of your Notes.

The return on your Notes therefore will be positive only if the final index level is less than the initial index level. You will not receive less than the full principal amount of the Notes if you hold the Notes to maturity; however, the potential return on your investment is limited to 15%.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If a market disruption event (as described below) occurs on the valuation date stated on the cover of this pricing supplement, then the maturity date will be the third business day following the valuation date. The calculation agent may postpone the valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Modified Following Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, unless that day falls in the next calendar month, in which case the payment date will be the first preceding day that is a business day (with the same effect as if paid on the original due date).

Valuation Date

The valuation date will be the valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the valuation date for the Notes be postponed by more than five business days.

Closing Index Level

The closing index level on any day during the term of the Notes will be the closing level of the Index as determined by the calculation agent based upon the determinations with respect thereto made by the Sponsor and displayed on Bloomberg page “HGX” <INDEX>.

Market Disruption Event

As set forth under “— Payment at Maturity”, the calculation agent will determine the final index level on the valuation date. As described above, the valuation date may be postponed and thus the determination of the final index level may be postponed if the calculation agent determines that, on the valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing index level on the following business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final index level be postponed by more than five business days.

If the determination of the level of the Index is postponed by five business days, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing index level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

•	A suspension, absence or material limitation of trading in stocks constituting 20% or more, by weight, of the Index on their respective markets;

•	A suspension, absence or material limitation of trading in options or futures contracts relating to the Index on their respective markets;

•	A material change in the formula for or the method of calculating the level of the Index;

•	A material change in the content, composition or constitution of the Index;

•	The level for the Index is not published; or

•	In any other event, the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes or that we or our affiliates have effected or my effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or number of days of trading that results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any index constituent stocks.

For this purpose, an “absence of trading” on an exchange or market will not include any time when the relevant exchange or market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Event of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A–1 or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P–1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Adjustments to the Index

If the Sponsor discontinues publication of the Index and the Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the amount payable at maturity by reference to that substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index or the successor index is not available to us or the calculation agent, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index or the method of calculating the Index is changed at any time in any respect, then the calculation agent will be permitted (but not required) to make such adjustments to the Index or the method of its calculation as it believes are appropriate to ensure that any closing index level is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, we will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will, in its sole discretion and acting in good faith, make all determinations regarding the value of the Notes, including at maturity, market disruption events, business days, the default amount, the initial index level, the final index level, the maturity date, the amount payable in respect of your Notes at maturity, or any other calculation or determination to be made by the calculation agent as specified herein. Absent manifest error or a failure to act in good faith, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In particular, we may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other instruments linked to the Index or index constituent stocks,

•	acquire or dispose of long or short positions in index constituent stocks,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other in instruments designed to track the performance of the Index, or

•	any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the valuation date. That step may involve sales or purchases of some or all of the index constituent stocks, or listed or over-the-counter options, futures or other instruments linked to the Index or index constituent stocks.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:

•	an individual who is a citizen or a resident of the United States, for federal income tax purposes;

•	a corporation (or other entity that is treated as a corporation for federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a Note that is:

•	a nonresident alien individual for federal income tax purposes;

•	a foreign corporation for federal income tax purposes;

•	an estate whose income is not subject to federal income tax on a net income basis; or

•	a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only beneficial holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

In General

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. Holders will be consistent with such treatment, and you will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on that approach. Investors should be aware, however, that the IRS is not bound by our characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for U.S. federal income tax purposes. If the Notes are not in fact treated as debt instruments of the Issuer for U.S. federal income tax purposes, then the U.S. federal income tax treatment of owning and disposing of the Notes could differ from the treatment discussed below.

Tax Treatment of U.S. Holders

Accruals of Original Issue Discount. The Notes generally will be subject to special rules, set forth in Treasury regulations, governing contingent payment debt instruments (“CPDIs”), and we and you will agree to treat the Notes as CPDIs. Under the Treasury regulations governing CPDIs, accruals of income, gain, loss and deduction with respect to CPDIs are determined under the “noncontingent bond method.” Under the noncontingent bond method, U.S. Holders of the Notes will accrue original issue discount (“OID”) over the term of the Notes based on the Notes’ comparable yield. In general, the comparable yield of the Notes is equal to the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes, including level of subordination, term, timing of payments, and general market conditions. If a hedge of the Notes is available that, if integrated with the Notes, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Based on these factors, we estimate that the comparable yield on the Notes, solely for U.S. federal income tax purposes, is [●]% per annum (compounded annually). However, the actual comparable yield may be higher or lower than [●]% depending upon market conditions on the date the Notes are issued. U.S. Holders may obtain the actual comparable yield for the Notes as determined by us by submitting a written request to: Tax Director; Barclays Capital; 200 Cedar Knolls Road, 3rd Floor; Whippany, New Jersey 07981. The comparable yield is determined by us as of the issuance date solely for U.S. federal income tax purposes and is neither a prediction nor a guarantee of what the actual yield will be on the Notes.

Accordingly, U.S. Holders will generally accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the Notes at the beginning of each such accrual period and the comparable yield. The “adjusted issue price” of the Notes at the beginning of an accrual period will equal the issue price of the Notes plus the amount of OID previously includible in the gross income of the U.S. Holder. The issue price of the Notes will be the first price at which a substantial amount of the Notes are sold. The amount of OID includible in the income of each U.S. Holder for each taxable year will generally equal the sum of the “daily portions” of the total OID on the Notes allocable to each day during the taxable year on which a U.S. Holder held the Notes.

Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. Such OID is included in income and taxed as ordinary income.

We are also obligated by applicable U.S. federal income tax regulations to determine, solely for U.S. federal income tax purposes, a projected payment schedule for the Notes that provides for a projected payment on the maturity date and that produces the comparable yield (the “projected payment schedule”). U.S. Holders may obtain the projected payment schedule for the Notes as determined by us by submitting a written request to: Tax Director; Barclays Capital; 200 Cedar Knolls Road, 3rd Floor; Whippany, New Jersey 07981. Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

A U.S. Holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. Holder believes that the projected payment schedule is unreasonable, a U.S. Holder must determine the comparable yield and set its own projected payment schedule for the Notes, and explicitly disclose the use of such schedule and the reason therefor on its timely filed federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are provided solely to comply with the applicable U.S. federal income tax regulations in order to determine the amount of OID to be accrued by the holders of the Notes solely for U.S. federal income tax purposes and do not constitute assurances by us or the Guarantor as to the actual yield of the Notes. We make no representation as to what such actual amounts will be, and the comparable yield and the projected payment schedule do not necessarily reflect our expectations regarding the actual yield of the Notes.

Taxation of the Payment at Maturity. If the actual amount received on the Maturity Date is greater than the payment projected in the projected payment schedule as the final payment, the excess will be a “positive adjustment,” which is treated as additional OID income received on the maturity date. If the actual amount received on the Maturity Date is less than the payment projected in the projected payment schedule as the final payment, the deficiency will be a “negative adjustment.” The shortfall will first reduce any OID on the Note that would otherwise accrue for that taxable year. Any excess may be recognized and deducted by the U.S. Holder as an ordinary loss. A net negative adjustment is not subject to limitations on the deductibility of miscellaneous deductions.

Sale, Exchange or Disposition of the Notes. A U.S. Holder of a Note will recognize gain or loss on the taxable sale, exchange, retirement, or other disposition of the Note, to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the owner on the Note. In general, any gain realized by a U.S. Holder on the taxable sale, exchange, retirement, or other disposition of a Note will be treated as ordinary interest income. Any loss recognized on a taxable sale, exchange, retirement, or other disposition of a Note will generally be treated as an ordinary loss to the extent of the OID previously accrued by such U.S. Holder on the Note, which would not be subject to the limitations on the deductibility of miscellaneous deductions. Any loss in excess of such accrued OID would be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations. Any capital gain or loss recognized by a U.S. Holder will be a long-term capital gain or loss if such U.S. Holder has held such Note for more than one year, and a short-term capital gain or loss in other cases.

Tax Treatment of Non-U.S. Holders

A Non-U.S. Holder that is not subject to U.S. federal income tax as a result of any direct or indirect connection to the United States other than its ownership of a Note, will not be subject to U.S. federal income or withholding tax in respect of income on the Notes so long as (1) the Non-U.S. Holder provides an appropriate statement, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person, (2) the Non-U.S. Holder is not a bank that has purchased the Notes in the ordinary course of its trade or business of making loans, as described in section 881(c)(3)(A) of the Code, (3) the Non-U.S. Holder is not a “10-percent shareholder” within the meaning of section 871(h)(3)(B) of the Code or a “related controlled foreign corporation” within the meaning of section 881(c)(3)(C) of the Code with respect to us and (4) the Index is actively traded within the meaning of section 871(h)(4)(C)(v) of the Code. We expect that the Index will be treated as actively traded within the meaning of section 871(h)(4)(C)(v) of the Code.

To the extent the above conditions are not met, a 30% withholding tax will apply to a Non-U.S. Holder’s interest income on the Notes, unless an income tax treaty reduces or eliminates such tax or the interest is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder. In the latter case, such Non-U.S. Holder will be subject to United States federal income tax with respect to all income from the Notes at regular rates applicable to U.S. taxpayers.

In general, the gain realized on the sale, exchange or disposition of the Notes by a Non U.S. Holder will not be subject to U.S. federal income tax with respect to the Notes unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States, or (ii) such Non-U.S. Holder is a nonresident alien individual and is present in the United States for more than 182 days in the taxable year the gain is recognized and certain other conditions are satisfied.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

Notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual would not be subject to any U.S. federal income or withholding tax with respect to income or gain on the Notes.

Backup Withholding and Information Reporting

Distributions made on the Notes and proceeds from the sale of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the noteholder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the noteholder’s federal income tax, provided the noteholder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to noteholders that are not excepted from the reporting requirements.

$[●]

BARCLAYS BANK PLC

100% PRINCIPAL PROTECTED DIGITAL BEAR NOTES DUE [●], 2008

LINKED TO THE PERFORMANCE OF THE PHLX HOUSING SECTORSM INDEX

PRICING SUPPLEMENT

[●], 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital